UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated August 14, 2009, announcing the Company's financial results for the three and six months ended June 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED (registrant)
Dated: August 14, 2009	By: /s/ Georgina Sousa
Name: Georgina Sousa Title: Secretary

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS

●	Knightsbridge reports net income of $3.1 million and earnings per share of $0.18 for the second quarter of 2009.
●	Knightsbridge reports net income of $9.6 million and earnings per share of $0.56 for the six months ended June 30, 2009.

SECOND QUARTER 2009 AND SIX MONTHS RESULTS

Knightsbridge Tankers Limited (the "Company") reports net income of $3.1 million and earnings per share of $0.18 for the second quarter of 2009. The average daily time charter equivalents ("TCEs") earned by the Company's four VLCCs decreased to $33,100 compared with $40,700 in the preceding quarter due to a weaker market, which resulted in no profit share earnings for M/T Hampstead and M/T Kensington and a reduction in rates from M/T Camden.

The net decrease in cash and cash equivalents in the quarter was $43.4 million. The Company generated cash from operating activities of $8.3 million, used $2.2 million to repay debt facilities and invested $49.5 million in our newbuildings. In August 2009, the Company has an average cash breakeven rate for its vessels of $18,400 per vessel per day compared to $18,700 in August 2008.

For the six months ended June 30, 2009 the Company reports net income of $9.6 million and earnings per share of $0.56. The average daily TCEs for the six months ended June 30, 2009 was $36,900.

THE MARKET

According to industry sources, the average earnings for a modern, double hulled VLCC tanker was approximately $27,500/day for the quarter. The earnings varied from $32,000/day at the beginning of the quarter with a low of approximately $17,000/day at the beginning of June to a high of approximately $47,000/day at the end of June. Present indications are approximately $12000 per day

Bunkers at Fujairah averaged approximately $345/mt in the second quarter of 2009 with a high of approximately $424/mt at the end of June and a low of approximately $252/mt on April 1 st . We have seen high bunker prices over the last week and current indications are approximately $430/mt according to Platt's

IEA estimates that world oil demand averaged 83.1 million barrels per day in the second quarter of 2009, 1.36 million barrels less than in the first quarter of 2009. IEA predicts that the average demand for 2009 in total will be 83.8 million barrels per day, a 2.9 percent decline from 2008.

According to industry sources, the VLCC fleet totalled 511 vessels at the end of the second quarter with 16 deliveries during the quarter, an increase of 1.2 percent from the previous quarter when the fleet totalled 505. Throughout 2009 it is expected that a total of 73 VLCC deliveries will take place. The total order book amounted to 200 vessels at the end of the second quarter, down from 217 vessels after the first quarter of 2009, including one cancellation. The current orderbook represents about 39 percent of the VLCC fleet. During the quarter no new orders were made and there were 10 deletions from the trading fleet, of which one was demolished and the rest conversions to non-tanker regular trade. According to Fearnleys, the total single hull tanker fleet stands at 91 vessels at the end of the quarter.

CORPORATE AND OUTLOOK

The total contract price for the two newbuildings is $162 million of which the Company has paid $97.2 million at the end of the second quarter. $32.4 million of these installments have been financed through a short term bank facility, which will be repaid upon delivery of the vessels, while the balance of $64.8 million has been financed by equity. As announced in the first quarter, the Company has been working to put in place financing for the remaining instalments of $64.8 million due on the two newbuildings and Knightsbridge has secured long term, bank financing in the amount of $60 million.

The Capesize MV Battersea is expected to be delivered from Daehan Shipyard on the 26th of August and concurrently enter her time-charterparty with Sanko Steam Ship of Tokyo. The Company expects the MV Belgravia to be delivered during the fourth quarter of 2009.

Three of the Company's VLCCs are fixed on time charters expiring between 2010 and 2012. One of our VLCCs is trading in the spot market.

Although the Company has secured financing, the level of debt is not considered optimal. Despite the strong forward charter cover the Board has agreed to take a conservative stance and has decided not to distribute any dividend this quarter.

The Company announces that its 2009 Annual General Meeting will be held in Bermuda on September 25, 2009. The Notice of Annual General Meeting and associated material will be distributed to shareholders shortly. The Company currently has an authorized share capital of $200,000 consisting of 20,000,000 common shares of $0.01 par value each and issued share capital of $170,000 consisting of 17,100,000 common shares of $0.01 par value each. At the Annual General Meeting, the Board will ask the Company's shareholders to approve an increase in the authorized share capital to $350,000 consisting of 35,000,000 common shares of $0.01 par value each. This increase will give the Company the ability and flexibility to raise equity at such time as the Board of Directors considers appropriate and necessary. The approval of the resolution to increase the Company's authorized share capital requires a majority of all votes attached to the Company's issued and outstanding common shares The Board believes the approval of this resolution is important to the Company and encourages shareholders to read the material provided and vote accordingly.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors

Knightsbridge Tankers Limited

Hamilton, Bermuda
August 13, 2009

Questions should be directed to:

Contacts:	Ola Lorentzon : Chairman, Knightsbridge Tankers Limited + 46 703 998886
Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited +47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

2008 Apr-Jun	2009 Apr-Jun	INCOME STATEMENT (in thousands of $)	2009 Jan-Jun	2008 Jan-Jun	2008 Jan-Dec (audited)
21,984	13,972	Operating revenues	29,708	46,992	82,914
		Operating expenses
632	2,269	Voyage expenses	3,403	3,119	4,012
3,243	4,459	Ship operating expenses	8,451	6,784	14,535
377	403	Administrative expenses	777	740	1,538
3,428	3,409	Depreciation	6,781	6,856	13,711
7,680	10,540	Total operating expenses	19,412	17,499	33,796

14,304	3,432	Net operating income	10,296	29,493	49,118

		Other income (expenses)
557	29	Interest income	62	1,330	2,336
(654)	(327)	Interest expenses	(702)	(1,745)	(3,216)
(41)	(38)	Other financial items	(66)	(86)	(184)
(138)	(336)	Total other expenses	(706)	(501)	(1,064)
14,166	3,096	Net income	9,590	28,992	48,054

$0.83	$0.18	Earnings per share ($)	$0.56	$1.70	$2.81
$58,700	$33,100	Income on timecharter basis ($ per day per vessel)*	$36,900	$56,900	$52,600

* Basis = Calender days less off-hire. Figures after deduction of broker commission.

BALANCE SHEET (in thousands of $)	2009 Jun 30	2008 Jun 30	2008 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	36,691	87,498	77,998
Restricted cash	10,000	10,000	10,000
Other current assets	4,398	10,749	4,888
Long term
Vessels, net	180,579	194,216	187,360
Newbuildings	117,376	34,224	51,305
Deferred charges	80	210	134

Total assets	349,124	336,897	331,685

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short-term debt and current portion of long-term debt	42,560	8,960	42,560
Other current liabilities	22,944	4,759	6,340
Long term
Long-term debt	56,000	98,560	60,480
Stockholders' equity	227,620	224,618	222,305

Total liabilities and stockholders' equity	349,124	336,897	331,685

2008 Apr-Jun	2009 Apr-Jun	STATEMENT OF CASHFLOWS (in thousands of $)	2009 Jan-Jun	2008 Jan-Jun	2008 Jan-Dec (audited)
		OPERATING ACTIVITIES
14,166	3,096	Net income	9,590	28,992	48,054
		Adjustments to reconcile net income to net cash provided by operating activities
3,464	3,436	Depreciation and amortization	6,835	6,928	13,860
(2,686)	1,771	Change in operating assets and liabilities	894	331	7,773

14,944	8,303	Net cash provided by operating activities	17,319	36,251	69,687

		INVESTING ACTIVITIES
(289)	(49,543)	Additions to newbuildings	(49,871)	(766)	(17,847)
(289)	(49,543)	Net cash used in investing activities	(49,871)	(766)	(17,847)

		FINANCING ACTIVITIES
(2,240)	(2,240)	Repayment of long-term debt	(4,480)	(4,480)	(8,960)
(12,825)	-	Dividends paid	(4,275)	(25,650)	(47,025)

(15,065)	(2,240)	Net cash used in financing activities	(8,755)	(30,130)	(55,985)

(410)	(43,480)	Net (decrease) increase in cash and cash equivalents	(41,307)	5,355	(4,145)
87,908	80,171	Cash and cash equivalents at start of period	77,998	82,143	82,143
87,498	36,691	Cash and cash equivalents at end of period	36,691	87,498	77,998